Mail Stop 4561

							April 6, 2006

James Yeatman
President and Chief Executive Officer
Consolidated Oil & Gas, Inc.
316 Main Street, Suite L
Humble, TX 77338

Re:	Consolidated Oil & Gas, Inc.
	Form 10-SB
	File No. 0-51667
      Filed March 10, 2006

Dear Mr. Yeatman:

      We have reviewed the above filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please revise to include the disclosure specified in paragraphs
2
and 3 of Industry Guide 2, or tell us why you believe the disclosure is not applicable to your filing.

Description of Business, page 1
2. Please describe more specifically the structure of the joint ventures with "individual investors" including the role each joint venture investor plays in the management of the business, if any.

3. Please expand to explain shut-in wells. If you are referring to a well that is no longer being exploited, please expand to explain why and how it is useful to your operations.
4. We note your statement that you intend to re-enter wells and apply
"advanced technology" to achieve better production results.
Please
describe how your technology might differ from previously used technology making it advanced or unique from previously used methods at those same sites.
5. We note your reference to property "leased" in 2005 and 2006 with
10 drilling locations. Since this property is leased rather than owned outright, please describe your ownership interest over the oil or gas derived from such property and disclose whether third parties may have claims to any production results, describing thoroughly those interests.
6. Please expand to describe steps taken to generate results once a well has been "completed." Please also define what you mean by "completed."
7. In the penultimate paragraph on page 1, please define "workover possibilities" and "working interest."

Distribution methods, page 2
8. Please expand to describe the terms of your distribution agreements.

Existing or Probable Governmental Regulations, page 3
9. Please disclose the approximate costs of compliance with the Texas
Railroad Commission and any other regulations.

Management Discussion and Analysis, page 4

Sales, page 4
10. Please revise to describe the sources of revenues and separately disclose revenues from each source. We note on page F-4 that the majority of revenues were derived from the sale of leases rather than the sale of gas and oil. In this regard, we note also on page 6 that almost all of your productivity is derived from one well. Please clarify here, if true, that any revenue for 2005 derived from the sale of gas and oil was almost entirely from the production results of only one well. Please also describe the source of the "other income" totaling $2,009 in your 2005 year end statement of operations.
11. Please describe in more detail the reasons that having a full year of drilling activity resulted in an increase in revenues for 2005 compared to 2004. Currently, it is not clear how an increase in drilling activity results in an increase in revenues.

Cost of Sales and Gross Margins, page 4
12. We note that you attribute changes in each line item discussed in
MD&A to general increases in activity or volume of sales. Please revise to discuss more specifically the factors contributing to the changes. For example, in your discussion of costs of sales, please identify and quantify which costs of operations increased. In your GS&A discussion, please specify the sources and quantify the GS&A expenses.

Net Income, page 4
13. Please clarify whether you are required to repay the contributions from shareholders and, if so, under what terms.

Liquidity and Sources of Liquidity, page 4
14. Please expand to disclose the amount due and the terms of the notes payable and long-term debt described in footnote 3 of your financial statements.

Properties, page 5
15. Please revise to briefly explain the terms "net wells" and "net acreage." Explain the difference between productive wells, developed acreage, and undeveloped acreage. Also explain the difference between productive wells and dry wells and the difference between exploratory wells and development wells.
16. Please disclose the material terms of each of your lease agreements, including expiration dates, lease payment obligations, and the other parties to the lease. Refer to Item 102 of Regulation
S-B.

Present Activities, page 7
17. Please expand your discussion on each activity described in this section to identify the parties involved and to further describe the terms of each agreement, including the date the agreements were entered into, the contributions made by each party, and the term of each contract. Please tell us also why you have not filed these agreements as exhibits.
18. Please expand your discussion relating to the two San Jacinto, Texas leases to further explain the "casing" problems and disclose any additional costs anticipated as a result.







Directors and Executive Officers, Promoters and Control Persons, page 8
19. We note in your discussion on the background of Douglas Newman your representation that he worked as a business consultant, mostly to "small SEC and oil related companies." Please clarify what constitutes small SEC companies.
20. Please tell us how Leslie Legrand serves as a director and secretary of the company if he devotes "0" percent of his time on the affairs of your business.
21. Please define the word "roughneck" in the biographical summary of
Mr. Carl Glenn.
22. Please clarify Mr. Dennis Philpot`s employment history for the most recent five years.

Market Price of and Dividend on Our Common Stock and Related
Stockholder Matters, page 12
23. Please clarify the basis for your belief as to the historic price ranges quoted. Please also clarify the period of time referenced as to the quoted prices ranges.

Financial Statements and Notes

Note 1 - Company Organization and Summary of Significant
Accounting
Policies

Oil and Gas Properties, page F-9

24. We note that your impairment test for proved properties is based on future net revenues. Please explain to us how you considered paragraph 62A of SFAS 19 that requires the application of SFAS 144 to proved properties and paragraph 28 of SFAS 19 to unproved properties in assessing impairment.

Revenue Recognition of Sale Of Leases, page F-9

25. You state on page F-9 that you recognize revenue from a lease sale using the percentage-of-completion method, and on page F-10 you state that collected funds are recorded as deferred revenues until
the drilling begins.   With respect to these arrangements, please
address the following comments:
* Explain to us the major terms of these arrangements, including, but not limited to, the duration, the billing and payment requirements, the rights of cancellation and refund and your obligations that you considered in your determination of how to recognize revenue.
* Explain to us how you determined that these arrangements fall within the scope of SOP 81-1.
* Explain to us in reasonable details how you considered paragraphs
42 - 47 of SFAS 19 in determining how to account for these arrangements.

Impairment of Long-Lived Assets, page F-10

26. We note that you follow SFAS 121 for accounting for impairment of long-lived assets. Please note that SFAS 121 was superseded by SFAS
144. Also, we note your disclosure that if impairment exists, the carrying value of assets is reduced to their estimated fair value, less any costs associated with the final settlement. Please revise as appropriate to apply SFAS 144 and disclose separately your impairment policy for assets to be held and used and for assets to be disposed of.

Note 5 - Common Stock, pages F-14 - F-15

27. We note that you issued stock as compensation for services
rendered.   Please explain to us and revise to disclose how you
considered the guidance in paragraph 17 of SFAS 123 for stock issued to employees and EITF 96-18 for stock issued to non-employees in determining the measurement date for valuation purpose.

Recent Sales of Unregistered Securities, page 14
28. Please revise to clarify the specific type and amount of consideration that Mr. Yeatman provided in connection with the merger of his company. Also, disclose in more detail the type and amount of consideration represented by "investment in oil and gas interest." Where consideration consisted of "consulting services," please revise to briefly describe the nature of the specific services provided.

*	*	*

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	Direct any questions regarding the accounting comments to Wilson
Lee at (202) 551-3468, or Jorge Bonilla, at (202) 551-3414.
Direct
any other questions to Charito A. Mittelman at (202) 551-3402, or the undersigned at (202) 551-3780.

Sincerely,



Karen J. Garnett
Assistant Director

cc (via facsimile):  Doug Newman, CFO
		      Consolidated Oil & Gas, Inc.



James Yeatman
Consolidated Oil & Gas, Inc.
April 6, 2006
Page 6